July 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: DT Cloud Star Acquisition Corporation

Registration Statement on Form S-1 filed on April 29, 2024 and amended on June 7, 2024 and July 9, 2024 (File No. 333-278982) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as representative of the several underwriters, hereby joins DT Cloud Star Acquisition Corporation (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to become effective on July 24, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director